January 12, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (202) 966-9409

Robert M. Notigan
President and Chief Executive Officer
615 Burlington Avenue
Delanco, NJ 08075

> **Re: Delanco Bancorp, Inc**
> **Registration Statement on Form SB-2**
> **Filed December 14, 2006**
> **File No. 333-139339**

Dear Mr. Notigan

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Provide us with copies of all marketing materials. Upon review, we may have comments.

2.   To the extent the effectiveness of the registration statement is delayed, please update the financial information. Refer to Item 3-10(g) of Regulation S-B.

3.   Please revise your filing to explicitly state interim period financial data is unaudited within tables and columns where such information is presented.

Cover Page

4.   Expand the statement in the first paragraph regarding your intention to have your stock
        quoted on the OTC Bulletin Board to disclose the statement you make on page 11 that
        you do not expect an active and liquid trading market to develop.

5.   Expand to include a statement regarding the net losses you would have incurred for 2006
        had you not realized gains on the stock sale and to disclose the possibility of net losses
        for 2007.

Summary
The Companies, page 1

6.   We note the registrant does not appear to have a website. If this changes during
        registration, please update to provide the address.

How We Determined The Offering Range, page 3

7.   Please expand to be more specific and substantive in your summary of the valuation.
        Expand the bullet points to provide specifics about the factors Keller & Company
        considered most notable in determining the value of Delanco Bancorp.

Reasons for the Offering, page 6

8.   Disclose whether there are current plans for future branching or acquisitions.

Benefits to Management, page 6

9.   Discuss the consequent reduction in earnings and possible dilution.

How We Will Use the Proceeds of this Offering, page 11

10.   Quantify the estimated dollar amounts involved for the various uses of the proceeds to be
        distributed to Delanco Federal Savings Bank, to the extent practicable. Provide a
        timetable for the mentioned opening of new branches, expansion of business activities,
        diversification and acquisition plans. If the type of loans originated will change, discuss
        how. Consider discussing your new emphasis on commercial and multi-family real estate
        lending.   As your plans for use of proceeds solidify, please update the disclosure
        pursuant to Item 504 of Regulation S-B both here and in the summary. Please make
        corresponding changes in the main section.

Risk Factors

Rising interest rates may hurt our profits and asset values, page 14
A downturn in the local economy or a decline in real estate values could hurt our profits, page 14

11.   Please revise the subheadings to state clearly the specific risk to your specific business.

There may be a limited market for our common stock…, page 15

12.   Revise the heading to state, if true, that there *will be* a limited market for the stock.

Use of Proceeds, page 21

13.   Qualify the statement that Delanco Bancorp may use proceeds to pay dividends with a
        statement about the restrictions on such payments or a cross-reference to the dividend
        discussion.

Regulatory Capital Compliance, page 25

14.   Please reconcile historical total equity under general accepted accounting principles at
        September 30, 2006 to total equity on the consolidated statements of financial condition.

15.   We note tangible capital and core capital levels are shown as a percentage of adjusted
        total assets. Please revise your filing to disclose the adjustments made to total assets to
        arrive at these measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

16.   Please revise the Liquidity section of your filing to discuss management's strategies and
        policies related to the decision to hold a significant amount of held-to-maturity securities.

Consolidated Statements of Income, page F-4

17.   We note the provision for income taxes was $75,000 for 2006, reflecting an effective tax
        rate of 19.1%, compared to $257,000 for 2005, reflecting an effective tax rate of 42.6%.
        Please revise your filing to discuss what caused the decrease in the provision for income
        taxes and effective tax rate.

Note 4 – Investment Securities, page F-16

18.   To the extent any investments in U.S. Government and Federal Agencies represent
        investments in government sponsored entities, please revise to separately present such
        investments. Refer to Item II.H.2 of the Current Accounting and Disclosure Issues in the
        Division of Corporation Finance, which is available on our website.

19.   We note in the second paragraph on page F-20 that management has the ability to hold debt securities until maturity, for the foreseeable future. Please revise to clarify how this disclosure complies with paragraph 12 of SAB Topic 5:M, which refers to both management's ability and intent.

Note 12 – Federal Income Taxes, page F-25

20.   Please revise your filing to further disaggregate the differences in the reconciliation of the expected provision at the federal statutory rates to the federal income tax provision. We note the significance of the "other" category to these disclosures.

21.   Please revise your filing to disclose the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets. Refer to paragraph 43 of SFAS 109.

Note 15 – Fair Values of Financial Instruments, page F-29

22.   We note your loan portfolio is predominantly fixed rate loans and you disclose the fair value of your loan portfolio is not determinable due to it not being practical to make such estimates based on the varying interest rates and maturity terms involved. Based on the characteristics of the underlying loans, we believe management should be able to estimate the fair value of the loan portfolio. Please revise accordingly. To the extent you disagree, please revise your filing to fully disclose how you considered paragraphs 26 and 27 of SFAS 107 in making your determination.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar at 202-551-3781 or Paul Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3491 with any other questions.

Sincerely,

Todd Schiffman
Assistant Director
Financial Services Group

cc: Paul M. Aguggia
Aaron M. Kaslow
Muldoon Murphy & Aguggi
5101 Wisconsin Avenue, N.W.
Washington, D.C. 2001